UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Marina Biotech, Inc.

(Name of Issuer)
Common Stock, $0.006 par value per share

(Title of Class of Securities)
56804Q102
(CUSIP Number)
December 31, 2010

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
a. ☐ Rule 13d-1(b) b. ☑ Rule 13d-1(c) c. ☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	56804Q102

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Iroquois Capital Management L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,429,570 (see Item 4)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,429,570 (see Item 4)

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,429,570 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.99% (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	56804Q102

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Richard Abbe

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		1,429,570 (see Item 4)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,429,570 (see Item 4)

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,429,570 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.99% (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN; HC

CUSIP No.	56804Q102

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Joshua Silverman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		1,429,570 (see Item 4)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,429,570 (see Item 4)

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,429,570 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.99% (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN; HC

          This Amendment No. 1 is being filed jointly by Iroquois Capital Management L.L.C., Joshua Silverman and Richard Abbe (each, a “Reporting Person,” and collectively, the “Reporting Persons”) and amends the Schedule 13G initially filed by Iroquois Capital Management LLC with the Securities and Exchange Commission (the “SEC”) on January 25, 2010 (the “Schedule 13G”).
          Except as set forth below, all Items of the Schedule 13G remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13G.
Item 1.
     (a) Name of Issuer
Marina Biotech, Inc. (the “Issuer”)
Item 2.
     (a) Name of Person Filing
     (b) Address of Principal Business Office or, if none, Residence
     (c) Citizenship
This Schedule 13G is being filed on behalf of (i) Iroquois Capital Management L.L.C., a Delaware limited liability company (“Iroquois”), (ii) Joshua Silverman, an individual who is a citizen of the United States of America (“Mr. Silverman”) and (iii) Richard Abbe, an individual who is a citizen of the United States of America (“Mr. Abbe,” together with Iroquois and Mr. Silverman, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of all of the Reporting Persons is 641 Lexington Avenue, 26th Floor, New York, New York 10022.
     (e) CUSIP Number
               56804Q102
Item 4. Ownership.
     (a) and (b):
As of the close of business on December 31, 2010, each of the Reporting Persons may be deemed to have beneficial ownership of 1,429,570 shares of Common Stock, including (i) 596,695 shares of Common Stock issuable upon exercise of a warrant (“Warrant 1”) held by Iroquois Master Fund and (ii) 542,591 shares of Common Stock issuable upon exercise of another warrant (“Warrant 2”) held by Iroquois Master Fund, and all such shares of Common Stock in the aggregate represent beneficial ownership of approximately 4.99% of the Common Stock, based on (1) 25,393,685 shares of Common Stock issued and outstanding on November 5, 2010, as disclosed in the Form 10-Q for the quarterly period ended September 30, 2010 filed by the Issuer with the SEC on November 15, 2010, plus (2) 2,115,727 shares of Common Stock issued by the Issuer on December 16, 2010, as disclosed in the Form 8-K filed by the Issuer with the SEC on December 21, 2010, plus (3)(A) 596,695 shares of Common Stock issuable upon exercise of Warrant 1 and (B) 542,591 shares of Common Stock issuable upon exercise of Warrant 2. The foregoing excludes (I) 119,906 shares of Common Stock issuable upon exercise of Warrant 2 because Warrant 2 contains a “blocker provision” under which the holder thereof does not have the right to exercise Warrant 2 to the extent that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates and any other person or entity acting as a group together with such holder or any of such holder’s affiliates, of more than 4.99% of the Common Stock; and (II) 2,521,033 shares of Common Stock issuable upon exercise of other warrants held by Iroquois Master Fund (the “Other Warrants”) because each of the Other Warrants contain a “blocker provision” under which the holder thereof does not have the right to exercise each of the Other Warrants to the extent that such exercise would result in beneficial ownership by the holder thereof or any of its affiliates, of more than 4.99% or 4.9% (as the case may be) of the Common Stock. Without such “blocker provisions,” each of the Reporting Persons may be deemed to have beneficial ownership of 4,070,509 shares of Common Stock.
     (c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 1,429,570.
(ii) Shared power to vote or to direct the vote: 0.
(iii) Sole power to dispose or to direct the disposition of: 1,429,570.
(iv) Shared power to dispose or to direct the disposition of: 0.
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.
Item 10. Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
          Date: February 14, 2011

IROQUOIS CAPITAL MANAGEMENT L.L.C.

By:	/s/ Joshua Silverman
Joshua Silverman, Authorized Signatory

/s/ Joshua Silverman

Joshua Silverman

/s/ Richard Abbe

Richard Abbe

JOINT FILING AGREEMENT
The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.
Dated: February 14, 2011

IROQUOIS CAPITAL MANAGEMENT L.L.C.

By:	/s/ Joshua Silverman
Joshua Silverman, Authorized Signatory

/s/ Joshua Silverman

Joshua Silverman

/s/ Richard Abbe

Richard Abbe